UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No. __)*

Tuya, Inc.

(Name of Issuer)

Class A ordinary shares, $0.00005 par value per share

(Title of Class of Securities)

90114C1071

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

________________________

1 There is no CUSIP Number assigned to the Class A Ordinary Shares. CUSIP Number 90114C107 has been assigned to the American Depositary Shares (“ADSs”) of Tuya, Inc., which are quoted on the New York Stock Exchange under the symbol “Tuya”. Each ADS represents one Class A Ordinary Share.

CUSIP No. 90114C107	13G	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSON(S) New Enterprise Associates 14, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,284,633 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 123,284,633 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,284,633 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 90114C107	13G	Page 3 of 21 Pages

1	NAMES OF REPORTING PERSON(S) NEA Partners 14, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,284,633 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 123,284,633 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,284,633 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 90114C107	13G	Page 4 of 21 Pages

1	NAMES OF REPORTING PERSON(S) NEA 14 GP, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,284,633 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 123,284,633 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,284,633 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.5%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 90114C107	13G	Page 5 of 21 Pages

1	NAMES OF REPORTING PERSON(S) NEA 15 Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,284,633 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 123,284,633 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,284,633 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 90114C107	13G	Page 6 of 21 Pages

1	NAMES OF REPORTING PERSON(S) NEA Partners 15-OF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,284,633 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 123,284,633 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,284,633 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 90114C107	13G	Page 7 of 21 Pages

1	NAMES OF REPORTING PERSON(S) NEA 15 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,284,633 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 123,284,633 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,284,633 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 90114C107	13G	Page 8 of 21 Pages

1	NAMES OF REPORTING PERSON(S) Forest Baskett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 123,284,633 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 123,284,633 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,284,633 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90114C107	13G	Page 9 of 21 Pages

1	NAMES OF REPORTING PERSON(S) Anthony A. Florence, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 123,284,633 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 123,284,633 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,284,633 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90114C107	13G	Page 10 of 21 Pages

1	NAMES OF REPORTING PERSON(S) Patrick J. Kerins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 111,923,991 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 111,923,991 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,923,991 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90114C107	13G	Page 11 of 21 Pages

1	NAMES OF REPORTING PERSON(S) Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 123,284,633 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 123,284,633 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,284,633 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90114C107	13G	Page 12 of 21 Pages

1	NAMES OF REPORTING PERSON(S) Peter W. Sonsini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 123,284,633 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 123,284,633 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,284,633 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90114C107	13G	Page 13 of 21 Pages

Item 1(a).	Name of Issuer:

Tuya, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

Huace Center, Building A, 10/F, Xihu District, Hangzhou City, Zhejiang Province, 310012, People’s Republic of China.

Item 2(a).	Names of Persons Filing:

This statement is being filed by New Enterprise Associates 14, L.P. (“NEA 14”); NEA 15 Opportunity Fund, L.P. (“NEA 15-OF”); NEA Partners 14, L.P. (“NEA Partners 14”), which is the sole general partner of NEA 14; NEA Partners 15-OF, L.P. (“NEA Partners 15-OF” and, collectively with NEA Partners 14, the “GPLPs”), which is the sole general partner of NEA 15-OF; NEA 14 GP, LTD (“NEA 14 GP”), which is the sole general partner of NEA Partners 14; and NEA 15 GP, LLC (“NEA 15 GP” and, collectively with the GPLPs and NEA 14 GP, the “Control Entities”), which is the sole general partner of NEA Partners 15-OF; and Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Patrick J. Kerins (“Kerins”), Scott D. Sandell (“Sandell”) and Peter W. Sonsini (“Sonsini”).

Each of Baskett, Florence, Sandell and Sonsini is a director of NEA 14 GP and manager of NEA 15 GP (the “Dual Managers”). Kerins is a director of NEA 14 GP.

NEA 14, NEA 15-OF, the Control Entities, the Dual Managers and Kerins are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of NEA 15, NEA Partners 15, NEA 15 GP and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Sonsini is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001. The address of the principal business office of Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

Item 2(c).	Citizenship:

Each of NEA 14 and NEA Partners 14 is a Cayman Islands exempted limited partnership. NEA 14 GP is a Cayman Islands exempted company. Each of NEA 15-OF and NEA Partners 15-OF is a Delaware limited partnership. NEA 15 GP is a Delaware limited liability company. Each of the Dual Managers and Kerins is a United States citizen.

Item 2(d).	Title of Class of Securities.

Class A ordinary share, $0.00005 par value (“Ordinary Shares”).

Item 2(e).	CUSIP Number.

90114C107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 90114C107	13G	Page 14 of 21 Pages

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

NEA 14 is the record owner of 111,923,991 Ordinary Shares as of December 31, 2021 (the “NEA 14 Shares”). As the sole general partner of NEA 14, NEA Partners 14 may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA Partners 14, NEA 14 GP likewise may be deemed to own beneficially the NEA 14 Shares. As the individual directors of NEA 14 GP, each of the Dual Managers and Kerins also may be deemed to own beneficially the NEA 14 Shares.

NEA 15-OF is the record owner of 11,360,642 Ordinary Shares as of December 31, 2021 (the “NEA 15-OF Shares” and together with the NEA 14 Shares, the “Firm Shares”). As the sole general partner of NEA 15-OF, NEA Partners 15-OF may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15-OF, NEA 15 GP likewise may be deemed to own beneficially the NEA 15-OF Shares. As the individual managers of NEA 15 GP, each of the Dual Managers also may be deemed to own beneficially the NEA 15-OF Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of NEA 14, NEA 15-OF, the Control Entities and the Dual Managers may be deemed to share the power to direct the disposition and vote of the Firm Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

(b)	Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 417,360,081 Ordinary Shares reported by the Issuer to be outstanding immediately following the IPO on the Issuer’s Prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on March 19, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such Securities except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 90114C107	13G	Page 15 of 21 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 90114C107	13G	Page 16 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 15th day of February, 2022

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

By:                       *

  Louis S. Citron

  Chief Legal Officer

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:                        *

 Louis S. Citron

 Chief Legal Officer

NEA 14 GP, LTD

By:                        *

 Louis S. Citron

 Chief Legal Officer

                              *

Forest Baskett

                              *

Anthony A. Florence, Jr.

                              *

Patrick J. Kerins

                              *

Scott D. Sandell

                              *

Peter W. Sonsini

CUSIP No. 90114C107	13G	Page 17 of 21 Pages

NEA 15 Opportunity Fund, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                        *

  Louis S. Citron

  Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                        *

 Louis S. Citron

 Chief Legal Officer

NEA 15 GP, LLC

By:                        *

 Louis S. Citron

 Chief Legal Officer

                              *

Forest Baskett

                              *

Anthony A. Florence, Jr.

                              *

Scott D. Sandell

                              *

Peter W. Sonsini

 */s/ Louis S. Citron

 Louis S. Citron

 As attorney-in-fact

This Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 90114C107	13G	Page 18 of 21 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Tuya, Inc.

EXECUTED this 15th day of February, 2022.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

By:                       *

  Louis S. Citron

  Chief Legal Officer

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:                        *

 Louis S. Citron

 Chief Legal Officer

NEA 14 GP, LTD

By:                        *

 Louis S. Citron

 Chief Legal Officer

                              *

Forest Baskett

                              *

Anthony A. Florence, Jr.

                              *

Patrick J. Kerins

                              *

Scott D. Sandell

                              *

Peter W. Sonsini

CUSIP No. 90114C107	13G	Page 19 of 19 Pages

NEA 15 Opportunity Fund, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                        *

  Louis S. Citron

  Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                        *

 Louis S. Citron

 Chief Legal Officer

NEA 15 GP, LLC

By:                        *

 Louis S. Citron

 Chief Legal Officer

                              *

Forest Baskett

                              *

Anthony A. Florence, Jr.

                              *

Scott D. Sandell

                              *

Peter W. Sonsini

   */s/ Louis S. Citron

   Louis S. Citron

   As attorney-in-fact

This Agreement was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 90114C107	13G	Page 20 of 19 Pages

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

CUSIP No. 90114C107	13G	Page 21 of 21 Pages

/s/ P. Justin Klein

P. Justin Klein

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang